 February 10, 2015

Via EDGAR

Ms. Lisa M. Kohl

Securities and Exchange Commission

Division of Corporation Finance
Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Sitestar Corporation (“Sitestar”) Request to Withdraw Definitive Proxy Statement on Schedule 14A Filed January 21, 2015 by Jeffrey I. Moore, et al. File No. 000-27763

 Dear Ms. Kohl:

The Moore Shareholder Group respectfully requests the immediate withdrawal of its Definitive Proxy Statement on Schedule 14A, filed with the United States Securities and Exchange Commission on January 21, 2015 (File No. 000-27763) (the “Proxy Statement”).

As part of a settlement agreed with Sitestar Corporation, the Moore Shareholder Group has agreed to withdraw its Proxy Statement and discontinue its proxy solicitation in connection with the special meeting of Sitestar stockholders that was scheduled for February 12, 2015. Accordingly, we will no longer be pursuing the proposals set forth in the Proxy Statement.

Please feel free to call me at (859) 230-3115 if you have any questions or concerns.

Very truly yours,

/s/ Jeffrey I. Moore

Jeffrey I. Moore
(for himself and on behalf of the Moore Shareholder Group)

cc: Andrew Tucker, Vedder Price P.C.